File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

GOLUB CAPITAL BDC, INC.; GOLUB CAPITAL DIRECT LENDING CORPORATION; GOLUB CAPITAL BDC 4, INC.; GOLUB CAPITAL DIRECT LENDING UNLEVERED CORPORATION; GOLUB CAPITAL PRIVATE CREDIT FUND; GC ADVISORS LLC; GOLUB CAPITAL LLC; GC INVESTMENT MANAGEMENT LLC; GC OPAL ADVISORS LLC; OPAL BSL LLC (MANAGEMENT SERIES); GOLUB CAPITAL LIQUID CREDIT ADVISORS, LLC (MANAGEMENT SERIES); GOLUB CAPITAL PARTNERS 10 ROLLOVER FUND, L.P.; GOLUB CAPITAL PARTNERS 12 FEEDER FUND, L.P.; GOLUB CAPITAL PARTNERS 12, L.P.; GOLUB CAPITAL PARTNERS 14, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 10 ROLLOVER FUND, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 12, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 14, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL ROLLOVER FUND 2, L.P.; GOLUB CAPITAL PARTNERS PRIVATE CREDIT TRUST, GOLUB CAPITAL PARTNERS ROLLOVER FUND 2, L.P.; GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P.; OPAL BSL LLC (EU ORIGINATION SERIES); OPAL BSL LLC (RETENTION SERIES); GOLUB CAPITAL INTERNATIONAL, LTD.; GEMS FUND, L.P.; GEMS FUND 4, L.P.; GEMS FUND 5 INTERNATIONAL, L.P.; GEMS FUND 5, L.P.; GOLUB CAPITAL PARTNERS ABS FUNDING 2019-1, L.P.; GOLUB CAPITAL PARTNERS ABS FUNDING 2020-1, L.P.; GOLUB CAPITAL PARTNERS ABS FUNDING 2021-1, L.P.; GOLUB CAPITAL PARTNERS ABS FUNDING 2021-2; GOLUB CAPITAL PARTNERS ABS FUNDING 2022-1; GOLUB CAPITAL PARTNERS CLO 16(M)-R2, L.P.; GOLUB CAPITAL PARTNERS CLO 17(M)-R2; GOLUB CAPITAL PARTNERS CLO 19(B)-R2, LTD.; GOLUB CAPITAL PARTNERS CLO 21(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 22(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 23(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 24(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 25(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 26(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 28(M)-R2; GOLUB CAPITAL PARTNERS CLO 30(M)-R, GOLUB CAPITAL PARTNERS CLO 31(M)-R2; GOLUB CAPITAL PARTNERS CLO 33(M)-R2, L.P.; GOLUB CAPITAL PARTNERS CLO 34(M)-R, LTD.; GC INTERNATIONAL LADDER LTD.; GOLUB CAPITAL PARTNERS CLO 35(B), LTD.; GOLUB CAPITAL PARTNERS CLO 36(M), LTD.; GOLUB CAPITAL PARTNERS CLO 37(B), LTD.; GOLUB CAPITAL PARTNERS CLO 38(M)-R; GCP INTERNATIONAL TRANCHES LTD.; GDLC FEEDER FUND, L.P.; GOLUB CAPITAL PARTNERS 11, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 11, L.P.; GOLUB CAPITAL PARTNERS 11 ROLLOVER FUND, L.P.; GOLUB CAPITAL COINVESTMENT L.P.; GOLUB CAPITAL PARTNERS CLO 40(B), LTD.; GOLUB CAPITAL PARTNERS CLO 41(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 42(M)-R; GOLUB CAPITAL PARTNERS CLO 43(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 44(M)-R; GOLUB CAPITAL PARTNERS CLO 45(M)-R; GOLUB CAPITAL PARTNERS CLO 46(M)-R; GOLUB CAPITAL PARTNERS CLO 47(M)-R; GOLUB CAPITAL PARTNERS CLO 48(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 49(M)-R; GOLUB CAPITAL PARTNERS CLO 50(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 51(M), L.P.; GOLUB CAPITAL PARTNERS CLO 52(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 53(B), LTD.; GOLUB CAPITAL PARTNERS CLO 54(M), L.P.; GOLUB CAPITAL PARTNERS CLO 55(B), LTD.; GOLUB CAPITAL PARTNERS CLO 56(M); GOLUB CAPITAL PARTNERS CLO 57(M); GOLUB CAPITAL PARTNERS CLO 58(B), LTD.; GOLUB CAPITAL PARTNERS CLO 59(M)-R; GOLUB CAPITAL PARTNERS CLO 60(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 61(M); GBDC 3 FUNDING LLC; GBDC 3 HOLDINGS COINVEST, INC.; GBDC HOLDINGS COINVEST, INC.; GBDC HOLDINGS ED COINVEST, INC.; GBDC QUICK QUACK COINVEST LLC; GBDC3 QUICK QUACK COINVEST LLC; GOLUB CAPITAL BDC CLO 8 DEPOSITOR LLC; GOLUB CAPITAL BDC CLO 8 LLC; GCIC FUNDING LLC; GCIC HOLDINGS LLC; GCIC NORTH HAVEN STACK BUYER COINVEST INC.; GCIC QUICK QUACK COINVEST LLC; GDLC FUNDING LLC; GDLC HOLDINGS LLC; GDLC HOLDINGS COINVEST INC.; GOLUB CAPITAL 3 HOLDINGS LLC; GOLUB CAPITAL BDC 3 ABS 2022-1 DEPOSITOR LLC; GOLUB CAPITAL BDC 3 ABS 2022-1 LLC; GOLUB CAPITAL BDC 3 CLO 1 DEPOSITOR LLC; GOLUB CAPITAL BDC 3 CLO 2 DEPOSITOR LLC; GOLUB CAPITAL BDC 3 CLO 2 LLC; GOLUB CAPITAL BDC CLO III DEPOSITOR LLC; GOLUB CAPITAL BDC HOLDINGS LLC; GOLUB CAPITAL 4 HOLDINGS LLC; GOLUB CAPITAL BDC 4 FUNDING LLC; GOLUB CAPITAL 4 HOLDINGS COINVEST, INC.; GOLUB CAPITAL DIRECT LENDING UNLEVERED HOLDINGS LLC; GOLUB CAPITAL DIRECT LENDING UNLEVERED HOLDINGS COINVEST, INC.; GCRED HOLDINGS, LLC; GOLUB CAPITAL STRATEGIC PARTNERS FUND 1, L.P.; GOLUB CAPITAL STRATEGIC PARTNERS FUND 2, L.P.; GOLUB CAPITAL STRATEGIC PARTNERS FUND 3, L.P.; GOLUB CAPITAL PARTNERS SHORT DURATION 2022-1-R; GOLUB EMERALD FUND, L.P.; GOLUB SAPPHIRE FUND, L.P.; GEMS FUND 6, L.P.; GEMS FUND 6 INTERNATIONAL, L.P.; GOLUB CAPITAL PARTNERS CLO 62(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 64(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 65(M)-R; GOLUB CAPITAL PARTNERS CLO 66(B), LTD.; GOLUB CAPITAL PARTNERS CLO 67(M); GOLUB CAPITAL PRIVATE CREDIT FUND CLO; GOLUB CAPITAL PARTNERS CLO 68(B), LTD.; GOLUB CAPITAL PARTNERS ABS FUNDING 2023-1; GOLUB CAPITAL PARTNERS 15, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 15, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 16, L.P.; GEMS FUND 6 INTERNATIONAL FEEDER, L.P.; GOLUB CAPITAL PARTNERS CLO 70(B), LTD.; GBDC 4 FUNDING II LLC; GBDC 4 FUNDING III LLC; GDLC FUNDING II LLC; GOLUB CAPITAL PRIVATE CREDIT FUND CLO DEPOSITOR; GC BSL CLO FEEDER FUND, L.P.; GC BSL CLO FUND, L.P.; GOLUB CAPITAL DIRECT LENDING FEEDER FUND, L.P., SERIES SL-A; GOLUB CAPITAL DIRECT LENDING FEEDER FUND, L.P., SERIES SU-A; GOLUB CAPITAL DIRECT LENDING FUND, L.P., SERIES SL-A; GOLUB CAPITAL DIRECT LENDING FUND, L.P., SERIES SU-A; GOLUB CAPITAL NFG LENDING MASTER FUND I, LLC; GOLUB CAPITAL LIQUID CREDIT ADVISORS, LLC (INVESTMENT SERIES); GOLUB CAPITAL LIQUID CREDIT ADVISORS, LLC (ORIGINATION SERIES); GCP CLO WAREHOUSE SG 2025, LTD.; GCP SG WAREHOUSE 2024-1; GOLUB CAPITAL PARTNERS ABS FUNDING 2024-1; GOLUB CAPITAL PARTNERS ABS FUNDING 2024-2; GOLUB CAPITAL PARTNERS CLO 69(M); GOLUB CAPITAL PARTNERS CLO 71(M); GOLUB CAPITAL PARTNERS CLO 72(B), LTD.; GOLUB CAPITAL PARTNERS CLO 73(M); GOLUB CAPITAL PARTNERS CLO 74(B), LTD.; GOLUB CAPITAL PARTNERS CLO 75(B), LTD.; GOLUB CAPITAL PARTNERS CLO 76(B), LTD.; GOLUB CAPITAL PARTNERS CLO 77(B), LTD.; GOLUB CAPITAL PARTNERS CLO 78(M); GOLUB CAPITAL PARTNERS CLO 79(B), LTD.; GOLUB CAPITAL PARTNERS CLO 80(M); GOLUB CAPITAL PARTNERS STATIC 2024-1, LTD.; GCP STRATEGIC PARTNERS FUND, L.P.; GCP STRATEGIC PARTNERS INTERNATIONAL FUND, L.P.; GOLUB CAPITAL NFG LENDING FUND I, L.P.; GOLUB CAPITAL PARTNERS 16, L.P.; GOLUB CAPITAL SENIOR LOAN FUND RAIF, SCSP; GOLUB THE-K PRIVATE CREDIT FUND, L.P.; GC OAK LT HOLDCO LLC; GC SEQUOIA HOLDCO LLC; GC SEQUOIA UPPER HOLDCO LLC; GC SILVER SPRUCE LLC; GC SYCAMORE LLC

200 Park Avenue, 25th Floor

New York, New York 10166

(212) 750-6060

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

David B. Golub

GC Advisors LLC

200 Park Avenue, 25th Floor

New York, New York 10166

(212) 750-6060

legal@golubcapital.com

Copies to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Telephone: (202) 383-0100

anneoberndorf@eversheds-sutherland.us

April 29, 2025

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on February 21, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

a.              The Existing Regulated Funds

•	Golub Capital BDC, Inc. (“GBDC”). GBDC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act;
•	Golub Capital Direct Lending Corporation (“GDLC”). GDLC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act;
•	Golub Capital BDC 4, Inc. (“GBDC 4”). GBDC 4 is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act;
•	Golub Capital Direct Lending Unlevered Corporation (“GDLCU”). GDLCU is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act; and
•	Golub Capital Private Credit Fund (“GCPCF” and, together with GBDC, GDLC, GBDC 4, and GDCLU, the “Existing Regulated Funds”). GCPCF is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act.

b.             The Existing Wholly-Owned Investment Subsidiaries

•	GBDC Holdings Coinvest, Inc., GBDC Holdings ED Coinvest, Inc., GBDC Quick Quack Coinvest LLC, Golub Capital BDC CLO 8 Depositor LLC, Golub Capital BDC CLO 8 LLC, GCIC Funding LLC, GCIC Holdings LLC, GCIC North Haven Stack Buyer Coinvest Inc., GCIC Quick Quack Coinvest LLC, Golub Capital BDC CLO III Depositor LLC, Golub Capital BDC Holdings LLC, GBDC 3 Funding LLC, GBDC 3 Holdings Coinvest, Inc., GBDC3 Quick Quack Coinvest LLC, Golub Capital 3 Holdings LLC, Golub Capital BDC 3 CLO 1 Depositor LLC, Golub Capital BDC 3 ABS 2022-1 Depositor LLC, Golub Capital BDC 3 ABS 2022-1 LLC, Golub Capital BDC 3 CLO 2 Depositor LLC, and Golub Capital BDC 3 CLO 2 LLC, each a Wholly-Owned Investment Sub (as defined below) of GBDC (the “GBDC Wholly-Owned Subsidiaries”);
•	GDLC Funding LLC, GDLC Holdings LLC, GDLC Holdings Coinvest Inc., and GDLC Funding II LLC, each a Wholly-Owned Investment Sub of GDLC (the “GDLC Wholly-Owned Subsidiaries”);
•	Golub Capital 4 Holdings LLC, Golub Capital BDC 4 Funding LLC, Golub Capital 4 Holdings Coinvest, Inc., GBDC 4 Funding II LLC, and GBDC 4 Funding III LLC, each a Wholly-Owned Investment Sub of GBDC 4 (the “GBDC 4 Wholly-Owned Subsidiaries”);
•	Golub Capital Direct Lending Unlevered Holdings LLC and Golub Capital Direct Lending Unlevered Holdings Coinvest, Inc., each a Wholly-Owned Investment Sub of GDLCU (the “GDLCU Wholly-Owned Subsidiaries”); and
•	GCRED Holdings, LLC, Golub Capital Private Credit Fund CLO, and Golub Capital Private Credit Fund CLO Depositor, each a Wholly-Owned Investment Sub of GCPCF, (the “GCPCF Wholly-Owned Subsidiaries” and together with the GBDC Wholly-Owned Subsidiaries, the GDLC Wholly-Owned Subsidiaries, the GBDC 4 Wholly-Owned Subsidiaries and the GDLCU Wholly-Owned Subsidiaries, the “Existing Wholly-Owned Subsidiaries”).

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 Golub Capital BDC, Inc., et al. (File No. 812-15431), Release No. IC-35114 (January 25, 2024) (notice), Release No. IC-35136 (February 21, 2024) (order).

c.              The Existing Advisers

•	GC Advisors LLC (“GC Advisors”), the investment adviser to each of the Existing Regulated Funds, on behalf of itself and its successors;[3]
•	Golub Capital LLC, a wholly-owned subsidiary of GC Advisors, on behalf of itself and its successors;
•	GC OPAL Advisors LLC (“GC OPAL Advisors”) on behalf of itself and its successors;
•	OPAL BSL LLC (Management Series) (“OPAL BSL”), a relying adviser GC OPAL Advisors, on behalf of itself and its successors;
•	GC Investment Management LLC (“GCIM”), a relying adviser of GC OPAL Advisors, on behalf of itself and its successors; and
•	Golub Capital Liquid Credit Advisors, LLC (Management Series) (“GC Liquid Credit Advisors” and collectively with GC Advisors, Golub Capital LLC, GC OPAL Advisors, OPAL BSL and GCIM, the “Existing Advisers”), on behalf of itself and its successors.

d.             The Existing Affiliated Funds

•	The investment vehicles set forth in Schedule A hereto, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds,” and collectively with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, and the Existing Advisers, the “Applicants”).[4]

3 The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

5 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

6 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

8 “Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. GENERAL DESCRIPTION OF THE APPLICANTS

A. The Existing Regulated Funds

GBDC. GBDC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. GBDC, which was organized in Delaware on November 9, 2009 as a limited liability company and converted into a Delaware corporation on April 13, 2010, completed its initial public offering on April 14, 2010. GBDC has made an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. GBDC’s principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166. Each of the GBDC Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

GDLC. GDLC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. GDLC, which was organized in Delaware on September 8, 2020 as a limited liability company and converted into a Maryland corporation effective as of July 1, 2021, has offered and sold its common stock in private placement transactions pursuant to certain exemptions of the Securities Act of 1933, as amended (the “Securities Act”) and the laws of the states and jurisdictions where any offering is made. GDLC has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. GDLC’s principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166. Each of the GDLC Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

GBDC 4. GBDC 4 is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. GBDC 4, which was organized in Delaware on September 29, 2021 as a limited liability company and converted to a Maryland corporation effective April 1, 2022 in connection with its election to be regulated as a business development company, has offered and sold its common stock in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. GBDC 4 has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. GBDC 4’s principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166. Each of the GBDC 4 Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

GDLCU. GDLCU is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. GDLCU, which was organized in Delaware on September 7, 2021 as a limited liability company and converted to a Maryland corporation effective April 1, 2022 in connection with its election to be regulated as a business development company, has offered and sold its common stock in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. GDLCU has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. GDLCU’s principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166. Each of the GDLCU Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

GCPCF. GCPCF is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. GCPCF is a Delaware statutory trust formed on May 13, 2022. GCPCF is a non-traded business development company that is currently offering on a continuous basis up to $5,000,000,000 of its common shares of beneficial interest in an offering that will be registered in every state in which GCPCF will be offering and selling shares. GCPCF has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. GCPCF's principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166. Each of the GCPCF Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

The investment objective of each of the Existing Regulated Funds is to generate current income and capital appreciation by investing primarily in senior secured and one stop loans of U.S. middle-market companies that GC Advisors believes are resistant to recessions. Each of the Existing Regulated Funds also selectively invests, or will invest, in second lien and subordinated (a loan that ranks senior only to a borrower’s equity securities and ranks junior to all of such borrower’s other indebtedness in priority of payment) loans of, and warrants and minority equity securities in, middle-market companies.10 Each of the Existing Regulated Funds intends to achieve its respective investment objective by (1) accessing the established loan origination channels developed by Golub Capital LLC and its affiliates (collectively, “Golub Capital”), a leading lender to middle-market companies, (2) selecting investments within its core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, in many cases with whom Golub Capital has invested alongside in the past, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital.

The business and affairs of each of the Existing Regulated Funds are managed under the direction of its respective board of directors or board of trustees, as applicable (each, a “Board”). The Board of each of the Existing Regulated Funds consists of seven members, five of whom are not “interested persons” of the respective Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.11 The Board of each of the Existing Regulated Funds has delegated daily management and investment authority of such fund to GC Advisors pursuant to the respective investment advisory agreement. An affiliate of GC Advisors, Golub Capital LLC, provides the administrative services necessary for each of the Existing Regulated Fund to operate, such as furnishing each of the funds with office facilities and equipment and providing clerical, bookkeeping, recordkeeping and other administrative services at such facilities.

B. The Existing Advisers

GC Advisors. GC Advisors is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the investment adviser to each of the Existing Regulated Funds pursuant to the applicable investment advisory agreement. GC Advisors has aggregate regulatory assets under management of approximately $155.0 billion as of December 31, 2024. Subject to the overall supervision of their respective Boards, GC Advisors manages the day-to-day operations of, and provide investment advisory and management services to each of the Existing Regulated Funds. Under the terms of each investment advisory agreement, GC Advisors will: (i) determine the composition of the investment portfolio of the applicable Existing Regulated Fund, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. GC Advisors’ services under each investment advisory agreement will not be exclusive, and it is free to furnish similar services to other entities.

Golub Capital LLC. Golub Capital LLC is a wholly-owned subsidiary of GC Advisors, and, pursuant to a staffing agreement with GC Advisors (the “Staffing Agreement”), Golub Capital LLC makes experienced investment professionals available to GC Advisors and provides access to the senior investment personnel of Golub Capital LLC and its affiliates. The employees furnished by Golub Capital LLC under the Staffing Agreement render advice in their capacity as persons associated with GC Advisors and subject, in that capacity, to the supervision of GC Advisors (and not Golub Capital LLC).

GC OPAL Advisors. GC OPAL Advisors is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. GC OPAL Advisors has aggregate regulatory assets under management of approximately $118.3 billion as of December 31, 2024.

OPAL BSL. OPAL BSL is a series of a Delaware multi-series limited liability company that relies on the registration of GC OPAL Advisors. OPAL BSL has aggregate regulatory assets under management of approximately $10.9 billion as of December 31, 2024.

10 GCPCF may also invest in liquid credit instruments, including secured floating rate syndicated loans, securitized products and corporate bonds. Its portfolio may also include equity interests such as preferred equity, debt investments accompanied by equity-related securities (including warrants) and, to a limited extent, common equity investments, which generally would be obtained as part of providing a broader financing solution.

11 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

GCIM. GCIM is a limited liability company organized under the laws of the U.S. Virgin Islands that relies on the registration of GC OPAL Advisors. GCIM has aggregate regulatory assets under management of approximately $106.6 billion as of December 31, 2024.

GC Liquid Credit Advisors. GC Liquid Credit Advisors is a series of a Delaware multi-series limited liability company that relies on the registration of GC OPAL Advisors. GC Liquid Credit Advisors has aggregate regulatory assets under management of approximately $0 as of March 31, 2025.

GC Advisors, GC OPAL Advisors, GCIM, and GC Liquid Credit Advisors are majority-owned by Lawrence E. Golub, David B. Golub and their respective affiliates. OPAL BSL is 80% owned (directly or indirectly through subsidiaries) by funds managed by GC Advisors and GCIM, with the other 20% also owned by Lawrence E. Golub, David B. Golub and their respective affiliates. OPAL BSL’s ownership is structured to comply with applicable CLO risk retention rules. Each Existing Regulated Fund and Existing Affiliated Fund has one of the Existing Advisers as its investment adviser (and sub-adviser, if the Existing Regulated Fund or Existing Affiliated Fund has a sub-adviser).

C. The Existing Affiliated Funds

The Existing Advisers are the investment advisers to the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds is included in Schedule A. Each of the Existing Affiliated Funds is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.12

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”13 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

12 In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

13 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each majority-owned by Lawrence E. Golub, David B. Golub and their respective affiliates, are under common control (except for OPAL BSL, which is 80% owned (directly or indirectly through subsidiaries) by funds managed by GC Advisors and GCIM, with the other 20% also owned by Lawrence E. Golub, David B. Golub and their respective affiliates), and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.14

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,15 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,16 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

14 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

15 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

16 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.17

4. No Remuneration. Any transaction fee18 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.19

6. Dispositions:

(a) Prior to any Disposition20 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.21

17 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

18 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

19 The Affiliated Entities may adopt shared Co-Investment Policies.

20 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

21 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7.Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).22

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

22 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).23 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

David B. Golub

GC Advisors LLC

200 Park Avenue, 25th Floor

New York, New York 10166

(212) 750-6060

legal@golubcapital.com

23 See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Telephone: (202) 383-0100

anneoberndorf@eversheds-sutherland.us

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 29th day of April, 2025.

GOLUB CAPITAL BDC, INC.; GOLUB CAPITAL PRIVATE CREDIT FUND; GBDC 3 FUNDING LLC; GCIC FUNDING LLC; GOLUB CAPITAL 3 HOLDINGS LLC; GCRED HOLDINGS, LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL DIRECT LENDING CORPORATION; GOLUB CAPITAL BDC 4, INC.; GOLUB CAPITAL DIRECT LENDING UNLEVERED CORPORATION; GDLC FUNDING LLC; GDLC HOLDINGS LLC; GOLUB CAPITAL 4 HOLDINGS LLC; GOLUB CAPITAL BDC 4 FUNDING LLC; GOLUB CAPITAL DIRECT LENDING UNLEVERED HOLDINGS LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GC ADVISORS LLC; GOLUB CAPITAL LLC; GC OPAL ADVISORS LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GC INVESTMENT MANAGEMENT LLC

By: /s/ Dawn Nelson

Name: Dawn Nelson

Title: Authorized Signatory

GBDC 3 HOLDINGS COINVEST, INC.; GBDC HOLDINGS COINVEST, INC.; GBDC HOLDINGS ED COINVEST, INC.; GCIC NORTH HAVEN STACK BUYER COINVEST INC.; GDLC HOLDINGS COINVEST INC.; GOLUB CAPITAL 4 HOLDINGS COINVEST, INC.; GOLUB CAPITAL DIRECT LENDING UNLEVERED HOLDINGS COINVEST, INC.

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Secretary

OPAL BSL LLC (MANAGEMENT SERIES); OPAL BSL LLC (EU ORIGINATION SERIES); OPAL BSL LLC (RETENTION SERIES)

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL PARTNERS ABS FUNDING 2019-1, L.P.; GOLUB CAPITAL PARTNERS ABS FUNDING 2020-1, L.P.; GOLUB CAPITAL PARTNERS ABS FUNDING 2021-1, L.P.; GOLUB CAPITAL PARTNERS ABS FUNDING 2021-2; GOLUB CAPITAL PARTNERS CLO 16(M)-R2, L.P.; GOLUB CAPITAL PARTNERS CLO 17(M)-R2; GOLUB CAPITAL PARTNERS CLO 21(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 24(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 25(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 28(M)-R2; GOLUB CAPITAL PARTNERS CLO 30(M)-R; GOLUB CAPITAL PARTNERS CLO 31(M)-R2; GOLUB CAPITAL PARTNERS CLO 33(M)-R2, L.P.; GOLUB CAPITAL PARTNERS CLO 34(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 36(M), LTD.; GOLUB CAPITAL PARTNERS CLO 38(M)-R; GOLUB CAPITAL PARTNERS CLO 42(M)-R; GOLUB CAPITAL PARTNERS CLO 44(M)-R; GOLUB CAPITAL PARTNERS CLO 45(M)-R; GOLUB CAPITAL PARTNERS CLO 46(M)-R; GOLUB CAPITAL PARTNERS CLO 47(M)-R; GOLUB CAPITAL PARTNERS CLO 49(M)-R; GOLUB CAPITAL PARTNERS CLO 51(M), L.P.; GOLUB CAPITAL PARTNERS CLO 54(M), L.P.; GOLUB CAPITAL PARTNERS CLO 56(M); GOLUB CAPITAL PARTNERS CLO 57(M); GOLUB CAPITAL PARTNERS CLO 59(M)-R; GOLUB CAPITAL PARTNERS CLO 61(M); GOLUB CAPITAL PARTNERS CLO 65(M)-R; GOLUB CAPITAL PARTNERS CLO 67(M); GOLUB CAPITAL PARTNERS ABS FUNDING 2022-1; GOLUB CAPITAL PARTNERS ABS FUNDING 2023-1; GCP SG WAREHOUSE 2024-1; GOLUB CAPITAL PARTNERS ABS FUNDING 2024-1; GOLUB CAPITAL PARTNERS ABS FUNDING 2024-2; GOLUB CAPITAL PARTNERS CLO 69(M); GOLUB CAPITAL PARTNERS CLO 71(M); GOLUB CAPITAL PARTNERS CLO 73(M); GOLUB CAPITAL PARTNERS CLO 78(M); GOLUB CAPITAL PARTNERS CLO 80(M)

By: GC Investment Management LLC, its Collateral Manager

By: /s/ Dawn Nelson

Name: Dawn Nelson

Title: Authorized Signatory

GOLUB CAPITAL PARTNERS CLO 19(B)-R2, LTD.; GOLUB CAPITAL PARTNERS CLO 22(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 23(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 26(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 35(B), LTD.; GOLUB CAPITAL PARTNERS CLO 37(B), LTD.; GOLUB CAPITAL PARTNERS CLO 40(B), LTD.; GOLUB CAPITAL PARTNERS CLO 41(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 43(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 48(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 50(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 52(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 53(B), LTD.; GOLUB CAPITAL PARTNERS CLO 55(B), LTD.; GOLUB CAPITAL PARTNERS CLO 58(B), LTD.; GOLUB CAPITAL PARTNERS CLO 60(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 62(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 64(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 66(B), LTD.; GOLUB CAPITAL PARTNERS CLO 68(B), LTD.; GOLUB CAPITAL PARTNERS CLO 70(B), LTD.; GCP CLO WAREHOUSE SG 2025, LTD.; GOLUB CAPITAL PARTNERS CLO 72(B), LTD.; GOLUB CAPITAL PARTNERS CLO 74(B), LTD.; GOLUB CAPITAL PARTNERS CLO 75(B), LTD.; GOLUB CAPITAL PARTNERS CLO 76(B), LTD.; GOLUB CAPITAL PARTNERS CLO 77(B), LTD.; GOLUB CAPITAL PARTNERS CLO 79(B), LTD.; GOLUB CAPITAL PARTNERS STATIC 2024-1, LTD.

By: OPAL BSL LLC, its Collateral Manager

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL BDC CLO 8 LLC; GOLUB CAPITAL BDC 3 ABS 2022-1 LLC; GOLUB CAPITAL PRIVATE CREDIT FUND CLO

By: GC Advisors LLC, its Collateral Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GEMS FUND 6 INTERNATIONAL, L.P.; GEMS FUND 6 INTERNATIONAL FEEDER, L.P.

By: GC Advisors LLC, its Investment Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GOLUB CAPITAL PARTNERS PRIVATE CREDIT TRUST

By: GC Investment Management LLC, its Investment Manager

By: /s/ Dawn Nelson

Name: Dawn Nelson

Title: Authorized Signatory

GOLUB CAPITAL PARTNERS INTERNATIONAL 10 ROLLOVER FUND, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 12, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 14, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL ROLLOVER FUND 2, L.P.; GEMS FUND 5 INTERNATIONAL, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 11, L.P.; GOLUB CAPITAL STRATEGIC PARTNERS FUND 1, L.P.; GOLUB CAPITAL STRATEGIC PARTNERS FUND 2, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 15, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 16, L.P.; GCP STRATEGIC PARTNERS INTERNATIONAL FUND, L.P.; GOLUB THE-K PRIVATE CREDIT FUND, L.P.; GC BSL CLO FEEDER FUND, L.P.; GC BSL CLO FUND, L.P.

By: Golub Offshore GP, Ltd., its General Partner

By: /s/ Pierre-Olivier Lamoureux

Name: Pierre-Olivier Lamoureux

Title: Director

GOLUB CAPITAL PARTNERS 12 FEEDER FUND, L.P.; GOLUB CAPITAL PARTNERS 12, L.P.; GOLUB CAPITAL PARTNERS ROLLOVER FUND 2, L.P.; GOLUB CAPITAL PARTNERS 11, L.P.; GOLUB CAPITAL PARTNERS 11 ROLLOVER FUND, L.P.

By: Golub Onshore GP 2, LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Authorized Person

GOLUB CAPITAL PARTNERS 14, L.P.; GEMS FUND 5, L.P.; GDLC FEEDER FUND, L.P.; GOLUB EMERALD FUND, L.P.; GOLUB SAPPHIRE FUND, L.P.; GEMS FUND 6, L.P.; GOLUB CAPITAL PARTNERS 15, L.P.; GCP STRATEGIC PARTNERS FUND, L.P.; GOLUB CAPITAL STRATEGIC PARTNERS FUND 3, L.P.

By: Golub Onshore GP 3, LLC, its General Partner

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL PARTNERS 10 ROLLOVER FUND, L.P.; GEMS FUND, L.P.; GEMS FUND 4, L.P.

By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Authorized Person

GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P.

By: Golub Onshore GP NC, LLC, its General Partner

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL INTERNATIONAL, LTD.; GC INTERNATIONAL LADDER LTD.; GCP INTERNATIONAL TRANCHES LTD.

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GCIC QUICK QUACK COINVEST LLC

By: GCIC Holdings LLC, its sole member

By: Golub Capital BDC, Inc., its Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GBDC QUICK QUACK COINVEST LLC

By: Golub Capital BDC Holdings LLC, its sole member

By: Golub Capital BDC, Inc., its Managing Member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GBDC3 QUICK QUACK COINVEST LLC

By: Golub Capital 3 Holdings LLC, its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL BDC 3 ABS 2022-1 DEPOSITOR LLC; GOLUB CAPITAL BDC 3 CLO 1 DEPOSITOR LLC

By: Golub Capital BDC, Inc., its Designated Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL BDC CLO 8 DEPOSITOR LLC; GOLUB CAPITAL BDC CLO III DEPOSITOR LLC

By: Golub Capital BDC, Inc., its Designated Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GCIC HOLDINGS LLC

By: Golub Capital BDC, Inc., its Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL BDC HOLDINGS LLC

By: Golub Capital BDC, Inc., its Managing Member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL COINVESTMENT L.P.

By: Golub Capital Coinvestment LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Managing Member

GOLUB CAPITAL BDC 3 CLO 2 DEPOSITOR LLC

By: Golub Capital BDC, Inc., its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL BDC 3 CLO 2 LLC

By: Golub Capital BDC 3 CLO 2 Depositor LLC, its sole member

By: Golub Capital BDC, Inc., its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL PARTNERS SHORT DURATION 2022-1-R

By: GCP HS Fund, its Beneficial Owner

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GBDC 4 FUNDING II LLC; GBDC 4 FUNDING III LLC

By: Golub Capital BDC 4, Inc., its sole member

By: /s/ Christopher C. Ericson

Name: Christopher C. Ericson

Title: Chief Financial Officer

GDLC FUNDING II LLC

By: Golub Capital Direct Lending Corporation, its sole member

By: /s/ Christopher C. Ericson

Name: Christopher C. Ericson

Title: Chief Financial Officer

GOLUB CAPITAL PRIVATE CREDIT FUND CLO DEPOSITOR

By: Golub Capital Private Credit Fund, its sole member

By: /s/ Christopher C. Ericson

Name: Christopher C. Ericson

Title: Chief Financial Officer

GOLUB CAPITAL LIQUID CREDIT ADVISORS, LLC (MANAGEMENT SERIES); GOLUB CAPITAL LIQUID CREDIT ADVISORS, LLC (INVESTMENT SERIES); GOLUB CAPITAL LIQUID CREDIT ADVISORS, LLC (ORIGINATION SERIES)

By: Golub Onshore GP 4, LLC, its managing member

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL DIRECT LENDING FEEDER FUND, L.P., SERIES SL-A; GOLUB CAPITAL DIRECT LENDING FEEDER FUND, L.P., SERIES SU-A; GOLUB CAPITAL DIRECT LENDING FUND, L.P., SERIES SL-A; GOLUB CAPITAL DIRECT LENDING FUND, L.P., SERIES SU-A; GOLUB CAPITAL NFG LENDING FUND I, L.P.; GOLUB CAPITAL PARTNERS 16, L.P.

By: Golub Onshore GP 4, LLC, its general partner

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL NFG LENDING MASTER FUND I, LLC

By: Golub Onshore GP 4, LLC, its manager

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL SENIOR LOAN FUND RAIF, SCSP

By: GSLF GP, S.à r.l., its General Partner

By: /s/ Rodrigo Romano Malschitzky
Name: Rodrigo Romano Malschitzky
Title: Manager

GC OAK LT HOLDCO LLC; GC SEQUOIA HOLDCO LLC; GC SEQUOIA UPPER HOLDCO LLC; GC SILVER SPRUCE LLC; GC SYCAMORE LLC

By: GC Advisors, LLC, its manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President

VERIFICATION

The undersigned states that he has duly executed the attached Application dated April 29, 2025 for and on behalf of the Applicants, as the case may be, that he holds the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

GOLUB CAPITAL BDC, INC.; GOLUB CAPITAL PRIVATE CREDIT FUND; GBDC 3 FUNDING LLC; GCIC FUNDING LLC; GOLUB CAPITAL 3 HOLDINGS LLC; GCRED HOLDINGS, LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL DIRECT LENDING CORPORATION; GOLUB CAPITAL BDC 4, INC.; GOLUB CAPITAL DIRECT LENDING UNLEVERED CORPORATION; GDLC FUNDING LLC; GDLC HOLDINGS LLC; GOLUB CAPITAL 4 HOLDINGS LLC; GOLUB CAPITAL BDC 4 FUNDING LLC; GOLUB CAPITAL DIRECT LENDING UNLEVERED HOLDINGS LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GC ADVISORS LLC; GOLUB CAPITAL LLC; GC OPAL ADVISORS LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GC INVESTMENT MANAGEMENT LLC

By: /s/ Dawn Nelson

Name: Dawn Nelson

Title: Authorized Signatory

GBDC 3 HOLDINGS COINVEST, INC.; GBDC HOLDINGS COINVEST, INC.; GBDC HOLDINGS ED COINVEST, INC.; GCIC NORTH HAVEN STACK BUYER COINVEST INC.; GDLC HOLDINGS COINVEST INC.; GOLUB CAPITAL 4 HOLDINGS COINVEST, INC.; GOLUB CAPITAL DIRECT LENDING UNLEVERED HOLDINGS COINVEST, INC.

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Secretary

OPAL BSL LLC (MANAGEMENT SERIES); OPAL BSL LLC (EU ORIGINATION SERIES); OPAL BSL LLC (RETENTION SERIES)

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL PARTNERS ABS FUNDING 2019-1, L.P.; GOLUB CAPITAL PARTNERS ABS FUNDING 2020-1, L.P.; GOLUB CAPITAL PARTNERS ABS FUNDING 2021-1, L.P.; GOLUB CAPITAL PARTNERS ABS FUNDING 2021-2; GOLUB CAPITAL PARTNERS CLO 16(M)-R2, L.P.; GOLUB CAPITAL PARTNERS CLO 17(M)-R2; GOLUB CAPITAL PARTNERS CLO 21(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 24(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 25(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 28(M)-R2; GOLUB CAPITAL PARTNERS CLO 30(M)-R; GOLUB CAPITAL PARTNERS CLO 31(M)-R2; GOLUB CAPITAL PARTNERS CLO 33(M)-R2, L.P.; GOLUB CAPITAL PARTNERS CLO 34(M)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 36(M), LTD.; GOLUB CAPITAL PARTNERS CLO 38(M)-R; GOLUB CAPITAL PARTNERS CLO 42(M)-R; GOLUB CAPITAL PARTNERS CLO 44(M)-R; GOLUB CAPITAL PARTNERS CLO 45(M)-R; GOLUB CAPITAL PARTNERS CLO 46(M)-R; GOLUB CAPITAL PARTNERS CLO 47(M)-R; GOLUB CAPITAL PARTNERS CLO 49(M)-R; GOLUB CAPITAL PARTNERS CLO 51(M), L.P.; GOLUB CAPITAL PARTNERS CLO 54(M), L.P.; GOLUB CAPITAL PARTNERS CLO 56(M); GOLUB CAPITAL PARTNERS CLO 57(M); GOLUB CAPITAL PARTNERS CLO 59(M)-R; GOLUB CAPITAL PARTNERS CLO 61(M); GOLUB CAPITAL PARTNERS CLO 65(M)-R; GOLUB CAPITAL PARTNERS CLO 67(M); GOLUB CAPITAL PARTNERS ABS FUNDING 2022-1; GOLUB CAPITAL PARTNERS ABS FUNDING 2023-1; GCP SG WAREHOUSE 2024-1; GOLUB CAPITAL PARTNERS ABS FUNDING 2024-1; GOLUB CAPITAL PARTNERS ABS FUNDING 2024-2; GOLUB CAPITAL PARTNERS CLO 69(M); GOLUB CAPITAL PARTNERS CLO 71(M); GOLUB CAPITAL PARTNERS CLO 73(M); GOLUB CAPITAL PARTNERS CLO 78(M); GOLUB CAPITAL PARTNERS CLO 80(M)

By: GC Investment Management LLC, its Collateral Manager

By: /s/ Dawn Nelson

Name: Dawn Nelson

Title: Authorized Signatory

GOLUB CAPITAL PARTNERS CLO 19(B)-R2, LTD.; GOLUB CAPITAL PARTNERS CLO 22(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 23(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 26(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 35(B), LTD.; GOLUB CAPITAL PARTNERS CLO 37(B), LTD.; GOLUB CAPITAL PARTNERS CLO 40(B), LTD.; GOLUB CAPITAL PARTNERS CLO 41(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 43(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 48(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 50(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 52(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 53(B), LTD.; GOLUB CAPITAL PARTNERS CLO 55(B), LTD.; GOLUB CAPITAL PARTNERS CLO 58(B), LTD.; GOLUB CAPITAL PARTNERS CLO 60(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 62(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 64(B)-R, LTD.; GOLUB CAPITAL PARTNERS CLO 66(B), LTD.; GOLUB CAPITAL PARTNERS CLO 68(B), LTD.; GOLUB CAPITAL PARTNERS CLO 70(B), LTD.; GCP CLO WAREHOUSE SG 2025, LTD.; GOLUB CAPITAL PARTNERS CLO 72(B), LTD.; GOLUB CAPITAL PARTNERS CLO 74(B), LTD.; GOLUB CAPITAL PARTNERS CLO 75(B), LTD.; GOLUB CAPITAL PARTNERS CLO 76(B), LTD.; GOLUB CAPITAL PARTNERS CLO 77(B), LTD.; GOLUB CAPITAL PARTNERS CLO 79(B), LTD.; GOLUB CAPITAL PARTNERS STATIC 2024-1, LTD.

By: OPAL BSL LLC, its Collateral Manager

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL BDC CLO 8 LLC; GOLUB CAPITAL BDC 3 ABS 2022-1 LLC; GOLUB CAPITAL PRIVATE CREDIT FUND CLO

By: GC Advisors LLC, its Collateral Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GEMS FUND 6 INTERNATIONAL, L.P.; GEMS FUND 6 INTERNATIONAL FEEDER, L.P.

By: GC Advisors LLC, its Investment Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GOLUB CAPITAL PARTNERS PRIVATE CREDIT TRUST

By: GC Investment Management LLC, its Investment Manager

By: /s/ Dawn Nelson

Name: Dawn Nelson

Title: Authorized Signatory

GOLUB CAPITAL PARTNERS INTERNATIONAL 10 ROLLOVER FUND, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 12, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 14, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL ROLLOVER FUND 2, L.P.; GEMS FUND 5 INTERNATIONAL, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 11, L.P.; GOLUB CAPITAL STRATEGIC PARTNERS FUND 1, L.P.; GOLUB CAPITAL STRATEGIC PARTNERS FUND 2, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 15, L.P.; GOLUB CAPITAL PARTNERS INTERNATIONAL 16, L.P.; GCP STRATEGIC PARTNERS INTERNATIONAL FUND, L.P.; GOLUB THE-K PRIVATE CREDIT FUND, L.P.; GC BSL CLO FEEDER FUND, L.P.; GC BSL CLO FUND, L.P.

By: Golub Offshore GP, Ltd., its General Partner

By: /s/ Pierre-Olivier Lamoureux

Name: Pierre-Olivier Lamoureux

Title: Director

GOLUB CAPITAL PARTNERS 12 FEEDER FUND, L.P.; GOLUB CAPITAL PARTNERS 12, L.P.; GOLUB CAPITAL PARTNERS ROLLOVER FUND 2, L.P.; GOLUB CAPITAL PARTNERS 11, L.P.; GOLUB CAPITAL PARTNERS 11 ROLLOVER FUND, L.P.

By: Golub Onshore GP 2, LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Authorized Person

GOLUB CAPITAL PARTNERS 14, L.P.; GEMS FUND 5, L.P.; GDLC FEEDER FUND, L.P.; GOLUB EMERALD FUND, L.P.; GOLUB SAPPHIRE FUND, L.P.; GEMS FUND 6, L.P.; GOLUB CAPITAL PARTNERS 15, L.P.; GCP STRATEGIC PARTNERS FUND, L.P.; GOLUB CAPITAL STRATEGIC PARTNERS FUND 3, L.P.

By: Golub Onshore GP 3, LLC, its General Partner

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL PARTNERS 10 ROLLOVER FUND, L.P.; GEMS FUND, L.P.; GEMS FUND 4, L.P.

By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Authorized Person

GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P.

By: Golub Onshore GP NC, LLC, its General Partner

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL INTERNATIONAL, LTD.; GC INTERNATIONAL LADDER LTD.; GCP INTERNATIONAL TRANCHES LTD.

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GCIC QUICK QUACK COINVEST LLC

By: GCIC Holdings LLC, its sole member

By: Golub Capital BDC, Inc., its Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GBDC QUICK QUACK COINVEST LLC

By: Golub Capital BDC Holdings LLC, its sole member

By: Golub Capital BDC, Inc., its Managing Member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GBDC3 QUICK QUACK COINVEST LLC

By: Golub Capital 3 Holdings LLC, its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL BDC 3 ABS 2022-1 DEPOSITOR LLC; GOLUB CAPITAL BDC 3 CLO 1 DEPOSITOR LLC

By: Golub Capital BDC, Inc., its Designated Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL BDC CLO 8 DEPOSITOR LLC; GOLUB CAPITAL BDC CLO III DEPOSITOR LLC

By: Golub Capital BDC, Inc., its Designated Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GCIC HOLDINGS LLC

By: Golub Capital BDC, Inc., its Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL BDC HOLDINGS LLC

By: Golub Capital BDC, Inc., its Managing Member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL COINVESTMENT L.P.

By: Golub Capital Coinvestment LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Managing Member

GOLUB CAPITAL BDC 3 CLO 2 DEPOSITOR LLC

By: Golub Capital BDC, Inc., its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL BDC 3 CLO 2 LLC

By: Golub Capital BDC 3 CLO 2 Depositor LLC, its sole member

By: Golub Capital BDC, Inc., its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL PARTNERS SHORT DURATION 2022-1-R

By: GCP HS Fund, its Beneficial Owner

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GBDC 4 FUNDING II LLC; GBDC 4 FUNDING III LLC

By: Golub Capital BDC 4, Inc., its sole member

By: /s/ Christopher C. Ericson

Name: Christopher C. Ericson

Title: Chief Financial Officer

GDLC FUNDING II LLC

By: Golub Capital Direct Lending Corporation, its sole member

By: /s/ Christopher C. Ericson

Name: Christopher C. Ericson

Title: Chief Financial Officer

GOLUB CAPITAL PRIVATE CREDIT FUND CLO DEPOSITOR

By: Golub Capital Private Credit Fund, its sole member

By: /s/ Christopher C. Ericson

Name: Christopher C. Ericson

Title: Chief Financial Officer

GOLUB CAPITAL LIQUID CREDIT ADVISORS, LLC (MANAGEMENT SERIES); GOLUB CAPITAL LIQUID CREDIT ADVISORS, LLC (INVESTMENT SERIES); GOLUB CAPITAL LIQUID CREDIT ADVISORS, LLC (ORIGINATION SERIES)

By: Golub Onshore GP 4, LLC, its managing member

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL DIRECT LENDING FEEDER FUND, L.P., SERIES SL-A; GOLUB CAPITAL DIRECT LENDING FEEDER FUND, L.P., SERIES SU-A; GOLUB CAPITAL DIRECT LENDING FUND, L.P., SERIES SL-A; GOLUB CAPITAL DIRECT LENDING FUND, L.P., SERIES SU-A; GOLUB CAPITAL NFG LENDING FUND I, L.P.; GOLUB CAPITAL PARTNERS 16, L.P.

By: Golub Onshore GP 4, LLC, its general partner

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL NFG LENDING MASTER FUND I, LLC

By: Golub Onshore GP 4, LLC, its manager

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GC OAK LT HOLDCO LLC; GC SEQUOIA HOLDCO LLC; GC SEQUOIA UPPER HOLDCO LLC; GC SILVER SPRUCE LLC; GC SYCAMORE LLC

By: GC Advisors, LLC, its manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GOLUB CAPITAL SENIOR LOAN FUND RAIF, SCSP

By: GSLF GP, S.à r.l., its General Partner

By: /s/ Rodrigo Romano Malschitzky
Name: Rodrigo Romano Malschitzky
Title: Manager

Resolutions of the Board of Directors of Golub Capital BDC, Inc.

WHEREAS, the GBDC Board has reviewed the application for an order of exemptive relief (the “Exemptive Application”) involving GBDC and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of GBDC, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Schedule A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of GBDC, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of GBDC in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of GBDC; and

FURTHER RESOLVED, that any officer of GBDC be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers shall be the Chief Executive Officer, the Chief Financial Officer, the Chief Compliance Officer and the Secretary of GBDC (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on April 14, 2025)

Resolutions of the Board of Directors of Golub Capital Direct Lending Corporation

WHEREAS, the GDLC Board has reviewed the application for an order of exemptive relief (the “Exemptive Application”) involving GDLC and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the Commission pursuant to Section 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of GDLC, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Schedule A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of GDLC, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of GDLC in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of GDLC; and

FURTHER RESOLVED, that any officer of GDLC be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer and the Secretary of GDLC (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on April 14, 2025)

Resolutions of the Board of Directors of Golub Capital BDC 4, Inc.

WHEREAS, the GBDC 4 Board has reviewed the application for an order of exemptive relief (the “Exemptive Application”) involving GBDC 4 and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the Commission pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of GBDC 4, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Schedule A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of GBDC 4, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of GBDC 4 in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of GBDC 4; and

FURTHER RESOLVED, that any officer of GBDC 4 be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer and the Secretary of GBDC 4 (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on April 14, 2025)

Resolutions of the Board of Directors of Golub Capital Direct Lending Unlevered Corporation

WHEREAS, the GDLCU Board has reviewed the application for an order of exemptive relief (the “Exemptive Application”) involving GDLCU and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the Commission pursuant to Section 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of GDLCU, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Schedule D; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of GDLCU, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the GDLCU Authorized Officers, on or prior to the date hereof, in the name and on behalf of GDLCU in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of GDLCU; and

FURTHER RESOLVED, that any officer of GDLCU be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer and the Secretary of GDLCU (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on April 14, 2025)

Resolutions of the Board of Trustees of Golub Capital Private Credit Fund

WHEREAS, the Board has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW THEREFORE BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Schedule A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by such officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Fund shall be the Chief Executive Officer, the President, the Chief Financial Officer and the Secretary of the Fund (collectively, the “Authorized Officers”).

(Adopted by the Board of Trustees on April 14, 2025)

Schedule A

Existing Affiliated Funds

Golub Capital Partners 10 Rollover Fund, L.P.

Golub Capital Partners 12 Feeder Fund, L.P.

Golub Capital Partners 12, L.P.

Golub Capital Partners 14, L.P.

Golub Capital Partners 15, L.P.

Golub Capital Partners 16, L.P.

Golub Capital Partners International 10 Rollover Fund, L.P.

Golub Capital Partners International 12, L.P.

Golub Capital Partners International 14, L.P.

Golub Capital Partners International 15, L.P.

Golub Capital Partners International 16, L.P.

Golub Capital Partners International Rollover Fund 2, L.P.

Golub Capital Partners Private Credit Trust

Golub Capital Partners Rollover Fund 2, L.P.

Golub Capital PEARLS Direct Lending Program, L.P.

OPAL BSL LLC (EU Origination Series)

OPAL BSL LLC (Retention Series)

Golub Capital International, Ltd.

GEMS Fund, L.P.

GEMS Fund 4, L.P.

GEMS Fund 5 International, L.P.

GEMS Fund 5, L.P.

Golub Capital Partners ABS Funding 2019-1, L.P.

Golub Capital Partners ABS Funding 2020-1, L.P.

Golub Capital Partners ABS Funding 2021-1, L.P.

Golub Capital Partners ABS Funding 2021-2

Golub Capital Partners ABS Funding 2022-1

Golub Capital Partners ABS Funding 2023-1

Golub Capital Partners CLO 16(M)-R2, L.P.

Golub Capital Partners CLO 17(M)-R2

Golub Capital Partners CLO 19(B)-R2, Ltd.

Golub Capital Partners CLO 21(M)-R, Ltd.

Golub Capital Partners CLO 22(B)-R, Ltd.

Golub Capital Partners CLO 23(B)-R, Ltd.

Golub Capital Partners CLO 24(M)-R, Ltd.

Golub Capital Partners CLO 25(M)-R, Ltd.

Golub Capital Partners CLO 26(B)-R, Ltd.

Golub Capital Partners CLO 28(M)-R2

Golub Capital Partners CLO 30(M)-R

Golub Capital Partners CLO 31(M)-R2

Golub Capital Partners CLO 33(M)-R2, L.P.

Golub Capital Partners CLO 34(M)-R, Ltd.

GC International Ladder Ltd.

Golub Capital Partners CLO 35(B), Ltd.

Golub Capital Partners CLO 36(M), Ltd.

Golub Capital Partners CLO 37(B), Ltd.

Golub Capital Partners CLO 38(M)-R

GCP International Tranches Ltd.

GDLC Feeder Fund, L.P.

Golub Capital Partners 11, L.P.

Golub Capital Partners International 11, L.P.

Golub Capital Partners 11 Rollover Fund, L.P.

Golub Capital Coinvestment L.P.

Golub Capital Partners CLO 40(B), Ltd.

Golub Capital Partners CLO 41(B)-R, Ltd.

Golub Capital Partners CLO 42(M)-R

Golub Capital Partners CLO 43(B)-R, Ltd.

Golub Capital Partners CLO 44(M)-R

Golub Capital Partners CLO 45(M)-R

Golub Capital Partners CLO 46(M)-R

Golub Capital Partners CLO 47(M)-R

Golub Capital Partners CLO 48(B)-R, Ltd.

Golub Capital Partners CLO 49(M)-R

Golub Capital Partners CLO 50(B)-R, Ltd.

Golub Capital Partners CLO 51(M), L.P.

Golub Capital Partners CLO 52(B)-R, Ltd.

Golub Capital Partners CLO 53(B), Ltd.

Golub Capital Partners CLO 54(M), L.P.

Golub Capital Partners CLO 55(B), Ltd.

Golub Capital Partners CLO 56(M)

Golub Capital Partners CLO 57(M)

Golub Capital Partners CLO 58(B), Ltd.

Golub Capital Partners CLO 59(M)-R

Golub Capital Partners CLO 60(B)-R, Ltd.

Golub Capital Partners CLO 61(M)

Golub Capital Strategic Partners Fund 1, L.P.

Golub Capital Strategic Partners Fund 2, L.P.

Golub Capital Strategic Partners Fund 3, L.P.

Golub Capital Partners Short Duration 2022-1-R

Golub Emerald Fund, L.P.

Golub Sapphire Fund, L.P.

GEMS Fund 6, L.P.

GEMS Fund 6 International, L.P.

GEMS Fund 6 International Feeder, L.P.

Golub Capital Partners CLO 62(B)-R, Ltd.

Golub Capital Partners CLO 64(B)-R, Ltd.

Golub Capital Partners CLO 65(M)-R

Golub Capital Partners CLO 66(B), Ltd.

Golub Capital Partners CLO 67(M)

Golub Capital Partners CLO 68(B), Ltd.

Golub Capital Partners CLO 70(B), Ltd.

GC BSL CLO Feeder Fund, L.P.

GC BSL CLO Fund, L.P.

Golub Capital Direct Lending Feeder Fund, L.P., Series SL-A

Golub Capital Direct Lending Feeder Fund, L.P., Series SU-A

Golub Capital Direct Lending Fund, L.P., Series SL-A

Golub Capital Direct Lending Fund, L.P., Series SU-A

Golub Capital NFG Lending Master Fund I, LLC

Golub Capital Liquid Credit Advisors, LLC (Investment Series)

Golub Capital Liquid Credit Advisors, LLC (Origination Series)

GCP CLO Warehouse SG 2025, Ltd.

GCP SG Warehouse 2024-1

Golub Capital Partners ABS Funding 2024-1

Golub Capital Partners ABS Funding 2024-2

Golub Capital Partners CLO 69(M)

Golub Capital Partners CLO 71(M)

Golub Capital Partners CLO 72(B), Ltd.

Golub Capital Partners CLO 73(M)

Golub Capital Partners CLO 74(B), Ltd.

Golub Capital Partners CLO 75(B), Ltd.

Golub Capital Partners CLO 76(B), Ltd.

Golub Capital Partners CLO 77(B), Ltd.

Golub Capital Partners CLO 78(M)

Golub Capital Partners CLO 79(B), Ltd.

Golub Capital Partners CLO 80(M)

Golub Capital Partners Static 2024-1, Ltd.

GCP Strategic Partners Fund, L.P.

GCP Strategic Partners International Fund, L.P.

Golub Capital NFG Lending Fund I, L.P.

Golub Capital Senior Loan Fund RAIF, SCSp

Golub The-K Private Credit Fund, L.P.

GC Oak LT HoldCo LLC

GC Sequoia HoldCo LLC

GC Sequoia Upper HoldCo LLC

GC Silver Spruce LLC

GC Sycamore LLC